United States securities and exchange commission logo





                           December 1, 2023

       Thomas Hennessy
       Chief Executive Officer
       two
       195 US HWY 50, Suite 208
       Zephyr Cove, NV 89448

                                                        Re: two
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed November 24,
2023
                                                            File No. 001-40292

       Dear Thomas Hennessy:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed November 24, 2023

       General

   1. We note that you are seeking to extend your termination date to a date that is beyond 36 months from
your initial public offering. We also note that your shares are listed on the New York
Stock Exchange and that NYSE Rule 102.06 requires that a
                                                        special purpose
acquisition company complete a business combination within 36 months.
                                                        Please disclose that
your proposal to extend your termination deadline beyond 36 months does not comply with
this NYSE rule and describe the risks of your non-compliance with this rule, including
that your shares may be subject to NYSE delisting.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Thomas Hennessy
two
December 1, 2023
Page 2

       Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any questions.



                                                        Sincerely,
FirstName LastNameThomas Hennessy
                                                        Division of Corporation
Finance
Comapany Nametwo
                                                        Office of Real Estate &
Construction
December 1, 2023 Page 2
cc:       Joshua N. Englard
FirstName LastName